SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

QURATE RETAIL, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100
Series B Common Stock: 74915M209

(CUSIP Numbers)

Gregory B. Maffei
c/o Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Series A Common Stock: 658,191 (1), (2), (3), (4) Series B Common Stock: 9,376,581 (2), (4), (5)
	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0
	9	Sole Dispositive Power Series A Common Stock: 658,191 (1), (2), (3), (4) Series B Common Stock: 9,376,581 (2), (4), (5)
	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 658,191 (1), (2), (3), (4) Series B Common Stock: 9,376,581 (2), (4), (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (3), (4), (6) Series B Common Stock: 90.3% (4), (5), (6)
14	Type of Reporting Person (See Instructions) IN

(1) Includes 17,365 shares of the Issuer’s (as defined below) Series A common stock, par value $0.01 per share (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”).

(2) Includes (i) 411,804 shares of Series A Common Stock and (ii) 2,221,025 shares of the Issuer’s Series B common stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, March 14, 2022.

(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 10,034,772 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.6% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(4) The Maffei Stock Exchange Agreement that was previously described in Item 4 of the Schedule 13D (the “Maffei Stock Exchange Agreement”) contains certain provisions relating to the voting and transfer of the Series A Common Stock and Series B Common Stock beneficially owned by Mr. Maffei.

(5) Pursuant to the Maffei Stock Exchange Agreement, Mr. Maffei, at his option (during the six-month period following the vesting of the performance-based restricted stock unit award granted to Mr. Maffei on March 10, 2021), may transfer to Qurate Retail, Inc., a Delaware corporation (the “Issuer”), the number of shares of Series A Common Stock actually received by Mr. Maffei upon vesting of such performance-based restricted stock unit award in exchange for an equivalent number of newly-issued shares of Series B Common Stock (the “Exchange Right”). Amount does not reflect shares of Series B Common Stock issuable upon exercise of the Exchange Right and transfer of applicable shares of Series A Common Stock to the Issuer; however, if such shares of Series B Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 9,605,603 shares of Series B Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series B Common Stock, as a series, would be 90.5% of such shares of Series B Common Stock outstanding, subject to the relevant footnotes set forth herein.

(6) For purposes of calculating Mr. Maffei’s beneficial ownership, the total number of shares of Series A Common Stock outstanding was 371,132,684 and the total number of shares of Series B Common Stock outstanding was 8,163,190, in each case, as of January 31, 2022, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on February 25, 2022, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, March 14, 2022 (other than the Exchange Right). Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 19.9% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. After giving effect to the exercise of the Exchange Right, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 20.2% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and including the exercise of the Exchange Right.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 21, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on October 25, 2019, Amendment No. 2 to the statement on Schedule 13D filed with the SEC on March 17, 2020, Amendment No. 3 to the statement on Schedule 13D filed with the SEC on September 29, 2020, Amendment No. 4 to the statement on Schedule 13D filed with the SEC on May 20, 2021, and Amendment No. 5 to the statement on Schedule 13D filed with the SEC on June 4, 2021 (“collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 6 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

On March 10, 2022, Mr. Maffei acquired beneficial ownership of an additional 229,022 shares of Series A Common Stock as a result of the certification of the satisfaction of performance criteria established for the performance-based restricted stock units with respect to shares of Series A Common Stock, which were granted on March 10, 2021 pursuant to compensatory arrangements with the Issuer in consideration of his service as an officer (the "PRSU Award"). The PRSU Award will vest on March 15, 2022.

On March 10, 2022, Mr. Maffei also acquired beneficial ownership of an additional 229,022 shares of Series B Common Stock pursuant to the Exchange Right (as defined below). Pursuant to a Stock Exchange Agreement between the Issuer and Mr. Maffei, dated as of June 3, 2021 and previously described in the Schedule 13D (the "Maffei Stock Exchange Agreement"), Mr. Maffei, at his option (during the six-month period following the vesting of the PRSU Award), may transfer to the Issuer the number of shares of Series A Common Stock actually received by Mr. Maffei upon vesting of the PRSU Award in exchange for an equivalent number of newly-issued shares of Series B Common Stock (the “Exchange Right”).

In addition, in connection with a special cash dividend declared and paid by the Issuer in November 2021, all common stock options held by Mr. Maffei were adjusted pursuant to the anti-dilution provisions of the incentive plan under which such award was granted, such that Mr. Maffei received an adjustment to (i) the exercise price and (ii) the number of shares relating to such option. As a result, Mr. Maffei acquired beneficial ownership of an additional 59,097 shares of Series A Common Stock and 312,550 shares of Series B Common Stock, in each case, subject to exercisable options.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

Mr. Maffei holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement (including the ability to exercise the Exchange Right), Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a lass of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is Chairman of the Board of Directors of the Issuer. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock, subject the terms of the Maffei Stock Exchange Agreement, or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be. In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock or the exercise of the Exchange Right) (i) 658,191 shares of Series A Common Stock (including (A) 17,365 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei and (B) 411,804 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, March 14, 2022), which shares represent less than 1.0% of the outstanding shares of Series A Common Stock, and (ii) 9,376,581 shares of Series B Common Stock (including 2,221,025 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, March 14, 2022), which shares represent approximately 90.3% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 371,132,684 shares of Series A Common Stock and 8,163,190 shares of Series B Common Stock, in each case, outstanding on January 31, 2022, as reported by the Issuer in its Annual Report on Form 10-K, for fiscal year ended December 31, 2021, filed with the SEC on February 25, 2022, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, March 14, 2022 (other than the Exchange Right). Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 19.9% of the voting power with respect to the general election of directors of the Issuer. After giving effect to the exercise of the Exchange Right, Mr. Maffei may be deemed to beneficially own 9,605,603 shares of Series B Common Stock, Mr. Maffei’s aggregate beneficial ownership of Series B Common Stock, as a series, would be 90.5% of such shares of Series B Common Stock, and Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 20.2% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and including the exercise of the Exchange Right.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the terms of the Maffei Stock Exchange Agreement.

(c)       Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)       Not Applicable.

(e)       Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2022

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM 13D Amendment No. 6 regarding QRI]